UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2020
Commission File No.: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

BrainsWay Ltd. (“BrainsWay” or the “Company”) announces that Judith Huber, Senior Vice President and Chief Financial Officer, has resigned from the Company for personal reasons, effective December 17, 2020.

Hadar Levy, BrainsWay’s Senior Vice President and General Manager of North America, and the Company’s previous Chief Financial Officer from September 2014 to May 2020, will serve as interim Chief Financial Officer.

BrainsWay has already initiated a search to identify Ms. Huber’s successor.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on September 4, 2020 (Registration No. 333-248601).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(the "Registrant")

Date: December 7, 2020	By:	/s/ Christopher R. von Jako, Ph.D
Christopher R. von Jako, Ph.D
President and Chief Executive Officer